FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           Report of Foreign Issuer


                                 05 April 2006


                               File no. 0-17630


                            CRH Additional Listing



                           CRH public limited company
                          Belgard Castle, Clondalkin,
                              Dublin 22, Ireland.
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X     Form 40-F



(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).



                                 Yes      No X



(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).




Enclosure: Additional Listing




5th April 2006

                                    CRH plc

                       ----------------------------------


Application will be made for a total of 20,000,000 Ordinary Shares of EUR0.32 each (" the Shares") to be admitted to (a) the Official Lists of the Irish Stock Exchange and the UK Listing Authority and (b) trading on the London Stock Exchange Plc's market for listed securities.

Admission is expected to be granted on Monday, 10th April 2006.

The shares are being reserved under a block listing and will be issued pursuant to the CRH 2000 Share Option Scheme. On issue the shares will rank pari passu with the existing Ordinary Shares.


Contact:

Angela Malone
Company Secretary
Tel: 00 3531 6344340


                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)





Date:  05 April 2006



                                                    By: ___/s/ M. Lee___

                                                        M. Lee
                                                        Finance Director